As filed with the Securities and Exchange Commission on August 14, 2026.
Registration No. 333-288565

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 8 to
Form S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

J.P. Morgan Real Estate Income Trust, Inc.
(Exact Name of Registrant as Specified in its Governing Instruments)

390 Madison Avenue
New York, NY 10017
(212) 270-6000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

J.P. Morgan Investment Management Inc.
Chad Tredway
270 Park Avenue
New York, NY 10017
(212) 270-6000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:
Jason W. Goode
Lindsey L. G. Magaro
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, GA 30309-3424
(404) 881-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-288565
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

EXPLANATORY NOTE
This Post-Effective Amendment No. 8 to the Registration Statement on Form S-11 (No. 333-288565) is filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely to add exhibits not previously filed with respect to such Registration Statement.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 36. Financial Statements and Exhibits
(b) Exhibits.

10.1
Fifth Amended and Restated Advisory Agreement by and among J.P. Morgan Real Estate Income Trust, Inc., J.P. Morgan REIT Operating Partnership, L.P. and J.P. Morgan Investment Management Inc., dated August 10, 2026 (filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on August 12, 2026 and incorporated herein by reference).

10.2
Fourth Amended and Restated Limited Partnership Agreement of J.P. Morgan REIT Operating Partnership, L.P., dated August 10, 2026 (filed as Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q filed on August 12, 2026 and incorporated herein by reference).

23.1*	Consent of Independent Valuation Advisor
99.1*	Policy with Respect to Repurchase of Adviser Shares
* Filed herewith.

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on August 14, 2026.

J.P. Morgan Real Estate Income Trust, Inc.

By:	/s/ Lawrence A. Goodfield, Jr.
Lawrence A. Goodfield, Jr. Chief Financial Officer and Treasurer
Pursuant to the requirements of the Securities Act of 1933, as amended, this amended Registration Statement has been signed by the following persons in the capacities and on the dates as indicated.

	Name	Title	Date
	/s/ Chad Tredway	Chairperson of the Board and Chief Executive	August 14, 2026
	Chad Tredway	Officer (Principal Executive Officer)

	/s/ Lawrence A. Goodfield, Jr.	Chief Financial Officer and Treasurer (Principal	August 14, 2026
	Lawrence A. Goodfield, Jr.	Financial Officer and Principal Accounting Officer)

*		Independent Director	August 14, 2026
Randy A. Daniels

*		Independent Director	August 14, 2026
Justin M. Murphy

*		Independent Director	August 14, 2026
Yvonne D. Nelson

*		Independent Director	August 14, 2026
William L. Ramseyer

*By:	/s/ Lawrence A. Goodfield, Jr.	Attorney-in-Fact	August 14, 2026
Lawrence A. Goodfield, Jr.